Exhibit 99.1

Borqs Announces Financial Results for the First Half of 2022

Revenues in 6 Months 2022 Higher than Full Year 2021

-	Revenues for the first half 2022 reached $30.1 million, 141% Year-Over-Year (YOY) growth.

-	Revenue forecast for 2022 is $50-55 million, YOY growth of over 69%

-	Backlog currently stands at $50 million for Holu Hou Energy, LLC (HHE), a majority-owned solar & energy storage system subsidiary.

Santa Clara, California, October 21, 2022 – Borqs Technologies, Inc. (Nasdaq: BRQS, “Borqs”, or the “Company”), a global provider of 5G wireless, Internet of Things (IoT) solutions, and innovative clean energy, today announced its financial results for the six months ended June 30, 2022.

Key Financial Results:

●	Revenue for the 6 months ended June 30, 2022 increased by 141% to $30.1 million compared to $12.5 million for the 6 months ended June 30, 2021, driven by increased IoT sales globally and revenues of $3.9 million from Holu Hou Energy (HHE), our majority-owned solar & energy storage system subsidiary.

●	Gross profit for the 6 months ended June 30, 2022 increased to $4.3 million compared to a gross profit of $1.8 million for the 6 months ended June 30, 2021. Gross margin was 14.2% for the 6 months ended June 30, 2022, flat as compared to the prior year.

●	U.S.-headquartered customers contributed 71.1% of total revenue, while Europe represented 14.3%, India represented 13.8% and the balance of the world represented 0.9%.

●	Cash balance of $18.4 million

“We are very pleased with the results of the first half and proud of the entire Borqs team who are executing on our business plans, while addressing customers’ needs in a challenging macro environment. We forecast the 2022 yearly revenue to be $50-55 million, year-over-year growth of over 69%, compared to revenue of $29.6 million for 2021,” stated Pat Chan, CEO of Borqs Technologies. “It has also been exciting to see our Holu Hou Energy subsidiary’s progress as it has been completing solar plus energy storage projects during the first half of year in the state of Hawaii. While we continue to grow our IoT business segment, we are also very excited about the outlook of our solar and energy storage business, given the fact that only 4% of the 77 million addressable homes in the U.S. have solar in the wake of higher demand for cleaner energy. By the first half of 2022, we have achieved more than $50M backlog of orders. We anticipate the backlog will continue to grow in the second half of this year.”

Chan concluded, “Finally, we applaud the passing of the Inflation Reduction Act which will significantly stimulate the growth within the entire clean energy sector and beyond. Borqs plans to capitalize by providing sustainable and affordable energy to our customers in the U.S. and remains excited about the projects in the pipeline for the second half of the year in both States of Hawaii and California. We are very optimistic about the growth potential both in the U.S. and across world in the years to come.”

About Borqs Technologies, Inc.

Borqs Technologies is a global leader in software and products for the IoT, providing customizable, differentiated and scalable Android-based smart connected devices and cloud service solutions. Borqs has achieved leadership and customer recognition as an innovative end-to-end IoT solutions provider leveraging its strategic chipset partner relationships as well as its broad software and IP portfolio. Borqs’ unique strengths include its Android and Android Wear Licenses which enabled the Company to develop a software IP library covering chipset software, Android enhancements, domain specific usage and system performance optimization, suitable for large and low volume customized products, and is also currently in development of 5G products for phones and hotspots. The Company acquired controlling shares of the solar energy storage system entity, Holu Hou Energy LLC, in October 2021.

About Holu Hou Energy, LLC

Holu Hou Energy, LLC, a Delaware Corporation, brings state-of-the-art renewable energy and energy storage systems to the Single-Family Residential, Multi-Dwelling Unit Residential and Commercial building markets. With operations in California, Hawaii, Wisconsin and Shanghai, HHE engineers proprietary storage system and control platform solutions, including a breakthrough “HHE Energy Share” technology that is key to development of the Multi-Dwelling Unit Residential housing market. HHE is a vital partner for investors and asset owners that are seeking ESG solutions. For more information, visit www.holuhou.com.

To view a video clip of a recently completed HHE Multi-Unit Residential project go to: https://www.youtube.com/watch?v=kakbynGM-fQ

Forward-Looking Statements and Additional Information

This press release includes “forward-looking statements” that involve risks and uncertainties that could cause actual results to differ materially from what is expected. Words such as “forecasts”, “expects”, “believes”, “anticipates”, “intends”, “estimates”, “predicts”, “seeks”, “may”, “might”, “plan”, “possible”, “should”, “estimates” and variations and similar words and expressions are intended to identify such forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements relate to future events or future results, based on currently available information and reflect our management’s current beliefs. Many factors could cause actual events or results to differ materially from the events and results discussed in the forward-looking statements, including the possibility that the positive financial results from business activities as described herein may not be reached or at all, and the negative impact of the COVID-19 pandemic on the Company’s supply chain, revenues and overall results of operations, so the reader is advised to refer to the Risk Factors sections of the Company’s filings with the Securities and Exchange Commission for additional information identifying important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements. Except as expressly required by applicable securities law, the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact:

Sandra Dou

Vice President of Corporate Finance

Borqs Technologies, Inc.

IR@borqs.com

www.borqs.com

BORQS TECHNOLOGIES, INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of US dollar (“US$”), unless otherwise stated)

	December 31, 2021	June 30, 2022
	US$	US$
ASSESTS
Current assets:
Cash and cash equivalents	7,925	18,445
Accounts receivable	2,262	3,338
Inventories - net	7,190	6,583
Prepaid expenses and other current assets, net	13,833	12,052
Total current assets	31,210	40,418
Non-current assets:
Property and equipment, net	827	2,962
Intangible assets, net	5,377	4,916
Right of Use Asset	1,674	2,045
Goodwill	12,208	12,207
Deferred tax assets	471	440
Non-current assets	1,485	614
Total non-current assets	22,042	23,184
Total assets	53,252	63,602
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	10,203	9,052
Accrued expenses and other payables	27,221	28,398
Advances from customers	8,403	8,472
Lease Liabilities- current	1,032	1,590
Amount due to related parties-current	2,512	1,552
Income tax payable	399	150
Long-term institution borrowings - current portion	1,250	-
Short-term borrowings	1,275	1,106
Other liabilities	714	-
Contingent consideration	1,392	1,391
Convertible notes	9,990	8,423
Total current liabilities	64,391	60,134
Non-current liabilities:
Deferred tax liability	2,154	2,086
Long-term payable	661	1,283
Non-current liabilities	3,332	2,549
Total non-current liabilities	6,147	5,918
Total liabilities	70,538	66,052
Commitments and contingencies
Shareholders’ equity
Ordinary shares	-	-
Additional paid-in capital	262,271	286,056
Subscription receivables	(15,287)	(18,970)
Statutory reserve	1,901	1,901
Accumulated deficit	(272,131)	(277,397)
Total Borqs Technologies, Inc. shareholders’ equity	(23,246)	(8,410)
Non-controlling interest	5,960	5,960
Total shareholders’ equity	(17,286)	(2,450)
Total liabilities and shareholders’ equity	53,252	63,602

BORQS TECHNOLOGIES, INC.

UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS

(Amounts in thousands of US dollar (“US$”), unless otherwise stated)

	For the six months ended June 30,
	2021	2022
	US$	US$
Net revenues:
IoT	12,497	26,261
Software	5,490	5,065
Hardware	7,007	21,196
Solar & ESS	-	3,886
Total net revenues	12,497	30,147

Cost of revenues
IoT	(10,717)	(23,983)
Software	(4,216)	(4,453)
Hardware	(6,501)	(19,530)
Solar & ESS	-	(1,883)
Total cost of revenues	(10,717)	(25,866)

Total gross (loss) profit	1,780	4,281

Operating expenses:
Sales and marketing expenses	(218)	(233)
General and administrative expenses	(24,743)	(5,351)
Research and development expenses	(3,285)	(2,002)
Total operating expenses	(28,246)	(7,586)

Operating income (loss)	(26,466)	(3,305)

Interest income	3	4
Interest expense	(2,694)	(927)
Other income	31	369
Other expense	(219)	(1,415)
Foreign exchange income (loss)	(222)	8

Income (loss) from continuing operations, before income taxes	(29,567)	(5,266)

Less: Net income (loss) attributable to non-controlling interest	1	-

Net income (loss) attributable to Borqs Technologies, Inc.	(29,568)	(5,266)

Net income (loss) attributable to ordinary shareholders	(29,568)	(5,266)

BORQS TECHNOLOGIES, INC.

EBITDA & ADJUSTED EBITDA RECONCILIATION

(Amounts in thousands of US dollar (“US$”), unless otherwise stated)

	For the six months ended June 30,
	2021	2022
Net income (loss) from continuing operations	(29,567)	(5,266)

Interest	(2,691)	(151)
Depreciation	(66)	(248)
Amortization	(639)	(401)

EBITDA	(26,171)	(4,466)
Litigation expenses	(76)	(999)
Gains or losses on foreign exchange	(222)	8
Non-operating income or expense	(188)	(930)
Share-based compensation or expense	(22,883)	(970)

Adjusted EBITDA	(2,802)	(1,575)

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